SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 2)

Sol-Gel Technologies Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share	M8694L103
(Title of class of securities)	(CUSIP number)

M. Arkin Dermatology Ltd.
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-9-7883333
with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn:  Perry Wildes, Adv.
 Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M8694L103

1	NAME OF REPORTING PERSONS M. Arkin Dermatology Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 14,432,266 (*) (**)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 14,432,266 (*) (**)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 14,432,266 (*) (**)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 61.84% (**) (***)
14	TYPE OF REPORTING PERSON: CO

(*) This figure is as of April 13, 2020.  On February 13, 2020, this figure was 13,613,936.

(**) The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).

(***) Based on 22,972,948 Ordinary Shares outstanding on April 13, 2020 following completion of the Private Offering (as defined below). On February 13, 2020, this figure was 60.51% based on 22,499,155 Ordinary Shares outstanding following completion of the Underwritten Public Offering (as defined below). Figures were provided by the Issuer.

CUSIP No. M8694L103

1	NAME OF REPORTING PERSONS Moshe Arkin I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,000 (**)
	8	SHARED VOTING POWER: 14,432,266 (*) (**)
	9	SOLE DISPOSITIVE POWER: 86,000 (**)
	10	SHARED DISPOSITIVE POWER: 14,432,266 (*) (**)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 14,518,266 (**)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.21% (**) (***)
14	TYPE OF REPORTING PERSON: IN

(*) This figure is as of April 13, 2020.  On February 13, 2020, this figure was 13,613,936.

(**) The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).

(***) Based on 22,972,948 Ordinary Shares outstanding on April 13, 2020 following completion of the Private Offering (as defined below). On February 13, 2020, this figure was 60.89% based on 22,499,155 Ordinary Shares outstanding following completion of the Underwritten Public Offering (as defined below). Figures were provided by the Issuer.

Item 1. Security and Issuer

   Item 1 of Schedule 13D is hereby amended by adding the following paragraph:

   The Statement on Schedule 13D filed on February 12, 2018 (the “Original Schedule 13D”) and amended on August 21, 2018 related to Ordinary Shares, par value NIS $0.1 per share (the "Ordinary Shares"), of Sol-Gel Technologies Ltd., a company organized under the laws of the State of Israel ("Sol-Gel"), is hereby amended as set forth below by this Amendment No. 2.

Item 3. Source and Amount of Funds or Other Consideration.

On April 13, 2020, following the approval by Sol-Gel’s shareholders, Arkin Dermatology closed a $5.0 million investment in Sol-Gel (the “Private Placement”). As part of the Private Placement, Sol-Gel issued to Arkin Dermatology 454,628 ordinary shares and warrants to purchase up to 363,702 Ordinary Shares at a combined price of $11.00 per Ordinary Share and accompanying warrant to purchase 0.80 of an ordinary share.  The warrants issued to M. Dermatology Ltd. have an initial exercise price of $14.00 per share, subject to certain adjustments, and will expire on February 19, 2023. Arkin Dermatology Ltd. executed a subscription agreement with respect to the Private Placement concurrently with an underwritten public offering, the pricing of which took place on February 13, 2020 (the “Underwritten Public Offering”).

Sole-shareholder loan was used by Arkin Dermatology to purchase the Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of April 13, 2020, Arkin Dermatology owns directly (and therefore is deemed the beneficial owner of) 14,432,266 Ordinary Shares, which represents approximately 61.84% of the number of Ordinary Shares outstanding.  Arkin Dermatology has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

As of April 13, 2020, Mr. Arkin owns directly (and therefore is deemed the beneficial owner of) 86,000 Ordinary Shares, which represents approximately 0.37% of the number of Ordinary Shares outstanding.  Mr. Arkin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, these Ordinary Shares.

In addition, as the sole shareholder and sole director of Arkin Dermatology, Mr. Arkin may be deemed to be the indirect beneficial owner of the 14,432,266 Ordinary Shares beneficially owned by Arkin Dermatology, which represents approximately 61.84% of the number of Ordinary Shares outstanding.  Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

The total Ordinary Shares beneficially owned by Mr. Arkin as of April 13, 2020 is 14,518,266 which represents 62.21% of the Ordinary Shares outstanding.

As of February 13, 2020, Arkin Dermatology owned directly (and therefore was deemed the beneficial owner of) 13,613,936 Ordinary Shares, which represented approximately 60.51% of the number of Ordinary Shares outstanding.  Arkin Dermatology has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

As of February 13, 2020, Mr. Arkin owned directly (and therefore was deemed the beneficial owner of) 86,000 Ordinary Shares, which represented approximately 0.38% of the number of Ordinary Shares outstanding.  Mr. Arkin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, these Ordinary Shares.

In addition, as the sole shareholder and sole director of Arkin Dermatology, as of February 13, 2020, Mr. Arkin may have been deemed to be the indirect beneficial owner of the 13,613,936 Ordinary Shares beneficially owned by Arkin Dermatology, which represents approximately 60.51% of the number of Ordinary Shares outstanding.  Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

The total Ordinary Shares beneficially owned by Mr. Arkin as of February 13, 2020 was 13,699,936, which represented 60.89% of the Ordinary Shares outstanding.

 (c)  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

 (d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this amended Schedule 13D were calculated based on 22,972,948 Ordinary Shares outstanding on April 13, 2020 following completion of the Private Offering and 22,499,155 Ordinary Shares outstanding on February 13, 2020 following completion of the Underwritten Public Offering. Figures were provided by the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by adding the following paragraph:

On February 13, 2020, concurrent with Sol-Gel entering into an underwriting agreement related to the Underwritten Public Offering, Sol-Gel entered into a subscription agreement (the “Subscription Agreement”) with Arkin Dermatology Ltd. related to the Private Placement.

The description of the Subscription Agreement is qualified in its entirety by reference to the Subscription Agreement, a copy of which is attached hereto as Exhibit 4.

Item 7. Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1. 2. 3. 4.
Joint Filing Agreement, dated as of February 12, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

Board resolution of M. Arkin Dermatology Ltd. (incorporated by reference to Exhibit 2 to the Original Schedule 13D).

Registration Rights Agreement (incorporated by reference to Exhibit 99.2 of Sol-Gel’s Form 6-K filed with the Securities and Exchange Commission on February 6, 2018).

Subscription Agreement, dated February 13, 2020, between Sol-Gel and M. Arkin Dermatology Ltd (incorporated by reference to Exhibit 1.2 of Sol-Gel’s Form 6-K filed with the Securities and Exchange Commission on February 14, 2020).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 20, 2020 M. Arkin Dermatology Ltd. /s/ Moshe Arkin Name: Moshe Arkin Title: Director Moshe Arkin /s/ Moshe Arkin Name: Moshe Arkin